SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 7, 2017
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80 Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND FORTY-FIRST BOARD OF DIRECTORS’ MEETING

The undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met at the meeting room in the Company’s headquarters, at Rua Costa Carvalho n° 300, São Paulo, at 9:00 a.m. on June 22, 2017, at the call of the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, on an ordinary basis, pursuant to the caput of article 12 of the Bylaws.

(...)

Proceeding with the meeting, the Chairman of the Board of Directors moved on to item 2 of the agenda “Election of the Executive Board for the 2017/2019 term of office” (time: 20’). The Board of Directors approved by a unanimous vote the Election of Sabesp’s Executive Board for a two(2)-year term of office, pursuant to the statement of the State Capital Defense Council – CODEC in CODEC Report 067/2017, the Company’s Bylaws, item II of article 142 of Law 6,404/76 and other current regulatory provisions, with compensation fixed in accordance with CODEC’s guidelines, noting that whenever an Executive Officer holds two or more Executive Officer positions, he or she will only receive compensation for one of these positions. In light of said approval, the Board of Directors elected the following persons:

JERSON KELMAN, as Chief Executive Officer, a Brazilian citizen, married, civil engineer, holder of identity card (RG) number 59.995.351-2 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 155.082.937-87 and domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

RUI DE BRITTO ÁLVARES AFFONSO, as Chief Financial Officer and Investor Relations Officer, a Brazilian citizen, married, economist, holder of identity card (RG) number 7.867.051 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 013.982.348-42 and domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

MANUELITO PEREIRA MAGALHÃES JÚNIOR, as Corporate Management Officer, a Brazilian citizen, married, economist, holder of identity card (RG) number 2.162.807-61 SSP/BA, inscribed in the register of individual taxpayers (CPF) under number 478.682.525-53 and domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

PAULO MASSATO YOSHIMOTO, as Metropolitan Officer, a Brazilian citizen, single, civil engineer, holder of identity card (RG) number 5.288.540 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 898.271.128-72 and domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

LUIZ PAULO DE ALMEIDA NETO, as Regional Systems Officer, a Brazilian citizen, single, civil engineer and business administrator, holder of identity card (RG) number 7.292.399-4 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 018.762.858-00 and domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000; and

EDISON AIROLDI, as Technology, Enterprises and Environment Officer, a Brazilian citizen, married, mechanical engineer, holder of identity card (RG) number 7.547.284 SSP/SP, inscribed in the register of individual taxpayers (CPF) under number 925.664.998-53 and domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000.

(...)

These minutes, after being approved, will be signed by the members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Luis Eduardo Alves de Assis and Reinaldo Guerreiro.

This is a free translation of the faithful transcription of the excerpt of the minutes that will be drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, June 29, 2017.

Benedito Pinto Ferreira Braga Junior	Marialve de S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80 Company Registry (NIRE): 35.3000.1683-1

EXCERPT OF THE EIGHT HUNDRED AND FORTY-FIRST BOARD OF DIRECTORS’ MEETING

The undersigned members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP listed below met at the meeting room in the Company’s headquarters, at Rua Costa Carvalho n° 300, São Paulo, at 9:00 a.m. on June 22, 2017, at the call of the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, on an ordinary basis, pursuant to the caput of article 12 of the Bylaws.

(...)

Proceeding with the meeting, Chairman Benedito Braga moved on to item 3 of the agenda “Authorization to contract credit operations with Caixa Econômica Federal – CEF, Ministry of Cities selection process (Normative Instruction 19/2017), to finance the project for the “Use of water from the Itapanhaú River to supply the São Paulo Metropolitan Region” in the amount of up to R$147,928,500.00 and with a 24-year term” (time: 30’), giving the floor to the Chief Financial Officer and Investor Relations Officer, Rui de Britto Álvares Affonso, the Funding and Investor Relations Superintendent, Mario A. de Arruda Sampaio, and the Manager of the National Funding Department, Marcelo de Assis Rampone, who, together with the Manager of the International Funding Department, Marília P. de Almeida Ayrosa, began explaining the matter based on Executive Board Resolution 0146/2017, of June 14,2017, FIN Internal Communication 12/2017, of June 7, 2017, and a PowerPoint presentation; all these documents have been filed in the meeting’s electronic folder. The matter was discussed and then voted on, and the Board of Director unanimously approved the Authorization to contract credit operations with Caixa Econômica Federal – CEF, Ministry of Cities selection process (Normative Instruction 19/2017), to finance the project for the “Use of water from the Itapanhaú River to supply the São Paulo Metropolitan Region”, in accordance with the chart and conditions described below:

a.  Amount

Up to one hundred and forty-seven million, nine hundred and twenty-eight thousand, five hundred reais (R$147,928,500.00).

b.  Financial charges

Interest	6.00% p.a.
Management Fee	Up to 2.00% p.a.
Risk Rate	Up to 1.00% p.a.
Index	TR - Reference Rate

c.  Terms

Grace period	Up to four years
Amortization	20 years
Total	Up to 24 years

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d.  Selected Projects

Place	Project	Investment–R$	Funding–R$	Consideration–R$
São Paulo Metropolitan Region	Use of Water from the Itapanhaú River to Supply the São Paulo Metropolitan Region	164,365,000.00	147,928,500.00	16,436,500.00

e.  Guarantee

Funding Account

Maintain in the Funding Account a monthly tariff revenue flow totaling an amount corresponding to at least the monthly average of three (3) times the amount of a Restated Monthly Installment.

Reserve Account

Maintain deposited in the Reserve Account an amount equivalent to a monthly installment not yet due, calculated based on the debt’s restated outstanding amount.

The Chief Financial and Investor Relations Officer was authorized to proceed with all the necessary processes and measures to complete the negotiations and execute the agreements. (...).

These minutes, after being approved, will be signed by the members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Jerônimo Antunes, Jerson Kelman, Luis Eduardo Alves de Assis and Reinaldo Guerreiro.

This is a free translation of the faithful transcription of the excerpt of the minutes that will be drawn up in the book of minutes of Board of Directors’ meetings.

São Paulo, June 29, 2017.

Benedito Pinto Ferreira Braga Junior

Chairman of the Board of Directors

Marialve de S. Martins

Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 7, 2017

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.